UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
HAMPSHIRE GROUP, LIMITED
(Name of Subject Company (issuer))
NAF ACQUISITION CORP.
(Offeror)
A Wholly-Owned Subsidiary of
NAF HOLDINGS II, LLC
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.10 per Share
(Title of Class of Securities)
408859106
(CUSIP Number of Class of Securities)
Efrem Gerszberg, Managing Member
NAF Holdings II, LLC
111 North Market—Suite 1300
Wilmington, DE 19890
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons)
Copies to:
Frank E. Lawatsch, Jr., Esq.
Scott Warren Goodman, Esq.
Day Pitney LLP
7 Times Square
New York, NY 10036
Calculation of Filing Fee:

Transaction valuation*	Amount of filing fee*
n/a	n/a
*No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the planned tender offer by NAF Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of NAF Holdings II, LLC, a Delaware limited liability company (“NAF”), to purchase all outstanding shares of common stock, $0.10 par value per share, of Hampshire Group, Limited, a Delaware corporation (“Hampshire”), to be commenced pursuant to the Agreement and Plan of Merger, entered into as of February 23, 2009 by and among NAF, Purchaser, and Hampshire (the “Agreement”). Hampshire issued a press release related to the Agreement on February 24, 2009. The press release is filed as Exhibit 99.1 to this Schedule TO.
The tender offer described herein has not yet been commenced and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Hampshire. At the time the tender offer is commenced, NAF and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Hampshire intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. NAF, Purchaser and Hampshire intend to mail these documents to the stockholders of Hampshire. These documents will contain important information about the tender offer and stockholders of Hampshire are urged to read them carefully and in their entirety when they become available. Stockholders of Hampshire will be able to obtain a free copy of these documents (when they become available) and other documents filed by Hampshire with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the Information Agent named in the tender offer materials.

ITEM 12. EXHIBITS

Exhibit No.	Title

99.1	Press release of Hampshire Group, Limited, dated February 24, 2009

EXHIBIT INDEX

Exhibit No.	Title

99.1	Press release of Hampshire Group, Limited, dated February 24, 2009